FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities and Exchange Act of 1934

For the month of October, 2005

API ELECTRONICS GROUP INC.

(Formerly: Investorlinks.com Inc.)

(Translation of registrant’s name into English)

505 University Ave., Suite 1400, Toronto, Ontario M5G 1X3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

Form 20-F       X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

Yes:                      No:      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Relevant Event dated October 18, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

API ELECTRONICS GROUP INC.
(Formerly Investorlinks.com Inc.)

Date: October 20, 2005	By:	/s/ Phillip DeZwirek
Phillip DeZwirek, Chairman of the Board,
Chief Executive Officer, Treasurer and
Director

API ELECTRONICS GROUP CORP.

ANNUAL INFORMATION FORM

For Fiscal Year-Ended

May 31, 2005

October 18, 2005

9.	DIRECTORS AND EXECUTIVE OFFICERS		19

	9.1	Name, Address, Occupation and Security Holding	19

	9.2	Conflicts of Interest	19

10.	TRANSFER AGENTS AND REGISTRARS		19

	10.1	Transfer Agents and Registrars	19

11.	MATERIAL CONTRACTS		20

	11.1	Material Contracts	20

ii

1. CORPORATE STRUCTURE

1.1 Name and Incorporation

TNK Resources Inc. (“TNK”) was formed by Articles of Amalgamation pursuant to the Business Corporations Act (Ontario) on May 1, 1993. TNK has amended it articles four (4) times since its formation to allow for a change in the name of the corporation with the final amendment being made on September 1, 2004 which amendment changed the name of the corporation from API Electronics Group Inc. to API Electronics Group Corp. (“API” or the “Company”), the current name of the Company.

The corporate head office of the Company is located at 505 University Avenue, Suite 1400 Toronto, Ontario M5G 1X3.

1.2 Inter-corporation Relationships

The following chart shows the Company’s subsidiaries as at October 18, 2005, and indicates their respective jurisdiction of incorporation and the percentage of voting securities of each subsidiary held or controlled by the Company. None of the subsidiaries indicated has any outstanding non-voting securities.

2. GENERAL DEVELOPMENT OF THE BUSINESS

2.1 Three-Year History

The Company is a North American based company focused on the manufacture of specialized electronic components and microelectronic circuits. The Company amended its article to change its name from Investorlinks.com Inc. to API Electronics Group Inc. in September of 2001 and again in September of 2004, as noted above, to change its name to the current name of the Company.

Unless otherwise specified, all amounts shown represent United States dollars.

Overviews of the businesses are discussed below:

API Electronics, Inc. of Hauppauge, New York (“API Electronics”) is a leading designer and manufacturer of power transistors, small signal transistors, tuning diodes, hybrid circuits, resistor/capacitor networks, diodes, and other critical elements with precisely defined functional capabilities for advanced military, industrial, commercial, automotive and medical applications. The company is a leading supplier of defence electronic components to the U.S. Department of Defence and its subcontractors as well as having a strong commercial user base.

API has spent more than $400,000 on upgrades to its Hauppauge, New York facility in the past few years. In addition, on June 12, 2005 the Company received military certification from the Defence Logistics Agency as a certified manufacturer of silicon high power transistor devices in accordance with the requirements of MIL-PRF-19500M. This should enable API Electronics to operate with higher quality standards, improved products, and a lower cost structure. In March, 2004, the Company purchased certain assets of Islip Transformer and Metal Inc. (“Islip”), a private company that supplies critical systems and components to the U.S. Department of Defense. The acquisition further augments API’s in-demand components and systems for both government and corporate clients.

Filtran Inc. of Ogdensburg, New York and Filtran Limited of Nepean, Ontario, Canada (“Filtran Group”) is a leading global supplier of superior quality electronic components to major producers of communications equipment, military hardware, computer peripherals, process control equipment and instrumentation. In business since 1969, Filtran Group is ISO 9001:2000 registered and offers off-the-shelf and custom designed products and regularly ships components to clients in more than 34 countries. The Company acquired Filtran Group in May 2002. The acquisition broadened API’s product offerings for current and potential customers as well as providing synergies in the areas of engineering and technological capabilities.

Filtran Group’s main markets are with military subcontractors where they have strong demand for filters, power supplies, transformers and inductors. Filtran Group has outsourced the manufacturing of certain products to manufacturers in China and is working closely with them to maintain quality control and decrease the cost to manufacture.

Filtran Group has been aggressively pursuing growth strategies with the recent hiring of additional sales persons in the United States, setting up a nationwide representative market, and a product catalogue. Filtran Group has also developed a synergistic partnership with API Electronics targeting the military relay market.

TM Systems II Inc. (“TM II”) has been in business for over 30 years and supplies the defense sector with naval landing and launching equipment, flight control and signalling systems, radar systems alteration, data communication and test equipment as well as aircraft ground support equipment. TM II is based in Hauppauge, New York and also maintains a manufacturing facility in Bridgeport, Connecticut.

TM II’s customer base consists primarily of various US government departments, including the US Navy, as well as numerous domestic and foreign corporations. The US government has recently approved significant funds for ongoing defense and homeland security. TM II believes that new domestic orders should increase as a result of this development. Furthermore, foreign country demand may also increase in response to global terror concerns.

Sales revenue for the past three years is as follows:

Sales by Subsidiary	2005	2004	2003
API Electronics	$3,712,734	$2,375,239	$2,688,063
Filtran Group	$6,012,306	$5,759,835	$4,647,361
TM II	$2,822,511	$3,143,113	$918,117

	$12,547,551	$11,278,187	$8,253,541

API experienced an increase of 11.3% in sales in 2005, an increase of 36.6% in sales in 2004, and an increase of 184.3% in sales in 2003. The increase in 2003 was due primarily to the acquisition of the Filtran Group, as that term is defined below, that added $4,647.361 in sales revenue. The increase in 2004 was due primarily to the February 2003 acquisition of TM II which added sales revenue of $3,143,113 in 2004 compared to the partial year amount of $918,117 in 2003. The increase in 2005 was due primarily to the acquisition of Islip which saw sales revenue in 2005 of $879,771 compared to $66,625 a year earlier.

2.2 Significant Acquisitions and Significant Dispositions

In March of 2004, the Company purchased certain assets of Islip Transformer & Metal Co. Inc., a private company that supplies critical systems and components to the U.S. Department of Defense. The acquisition further augments API’s in-demand components and systems for both government and corporate clients.

In February of 2003, the Company acquired TM Systems II Inc. of Hauppauge, New York. The acquisition thereby expanded the Company’s core-military and defence-related electronics business.

3. NARRATIVE DESCRIPTION OF THE BUSINESS

3.1 The Electronic Component and Microelectronic Circuits Industries

The electronic component and microelectronic industries in which API Electronics, Filtran Group and TM II do business was one of the fastest growing areas of the economy. A protracted slowdown in spending by many industry sectors compounded by poor consumer confidence levels has created adverse market conditions throughout the past few years. One industry area that has seen increased spending is that of Military and Defense. The US Senate approved over $447 billion in military spending in 2005 and the likelihood is that the military will receive continued support for its initiatives in the near term. These developments may impact the Company greatly as a major supplier to the US Department of Defense and US Department of Defense Subcontractors as 51% of revenue in 2005 was realized in this market. In 2004 and 2003, 57% and 53%, respectively, of revenue was realized in this market.

The electronic component and microelectronic industries are highly cyclical, and the value of the Company’s business may decline during the “down” portion of these cycles. The markets for API Electronics’ products depend on continued demand in the aerospace, military defense systems, and commercial end-markets and these end-markets may experience changes in demand that could adversely affect our operating results and financial condition. The markets for Filtran Group’s products depend upon continued demand in the military defense, telecommunications, computer, instrumentation and process control end-markets, and these end-markets may experience changes in demand that could adversely affect our operating results and financial condition. The recent downturn in the telecommunications industry had negatively affected Filtran Group’s sales. The markets for TM II’s products depend primarily upon continued demand within the military defense industry for its products, which include naval landing and launching equipment, flight control and signalling systems, radar systems alteration, data communication and test equipment, and aircraft ground control equipment. In addition, the effects of defense spending increases are difficult to estimate and subject to many sources of delay.

3.2 Business Strategy

API’s business strategy has been to strengthen its leadership position for its components through continued emphasis on technological advances, operational efficiencies, cost reductions, competitiveness and acquisitions.

API Electronics manufactures niche specialty products that major semiconductor manufacturers no longer produce or do not plan on producing in the future. API Electronics has focused on the discontinued parts niche of the electronic component industry since its formation approximately 25 years ago. In support of their goals and objectives, the corporation has focused on maximizing the potential of the various products for which it has become the sole source supplier. Through the implementation of engineering process controls and total quality management principles, the corporation has achieved manufacturing efficiencies and effectiveness via specialization and concentration on these niche products. This strategy has enabled API Electronics to gradually increase its prices, thereby enhancing margins in these sole source offerings.

In business since 1969, Filtran Group is ISO 9001:2000 registered and offers off-the-shelf and custom designed products and regularly ships components to clients in more than 34 countries. The Company acquired Filtran Group in May 2002. The acquisition broadened API’s product offerings for current and potential customers as well as providing synergies in the areas of engineering and technological capabilities.

Filtran Limited was incorporated to manufacture filters and transformers. Filters are frequency selective networks, usually consisting of a combination of capacitors and inductors or transformers. Widely used in telegraphy and telex networks that worked on the principle of frequency division multiplexing, these analog techniques devices have been superseded by digital transmission methods.

Manufacturers of telecommunications equipment, computers and computer peripherals, process control equipment, power supplies, test equipment, medical devices and similar products use these products. The power rating of these specialty transformers ranges from microwatts in signal transformers to 2,000W - 3,000W for laminated power transformers. Filtran Group does not make the larger transformers of the type used in power distribution networks to cities, businesses or private homes.

Many changes have been made to Filtran Group’s product lines over the years. As linear power supplies have been superseded, in most instances, by switched mode designs, Filtran Group has developed a range of ferrite based transformers and inductors for high frequency applications and all the commonly used topologies. Similarly, signal transformers have become smaller and the pulse rate for most digital telecommunications systems has increased dramatically. Many newer products use a number of toroidal transformers or inductors in a miniature flat pack case. The Filtran Group’s products facilitate the power supply in end products such as army field radios and various types of telecommunications equipment.

Filtran Group is aggressively pursuing growth strategies with the hiring of additional sales persons in the United States, setting up a nationwide representative market, and a product catalogue. Filtran Group has also developed a synergistic partnership with API Electronics targeting the military relay market.

TM II manufactures highly engineered products and systems for defense and aerospace applications. The Company’s advanced electronic, electromechanical systems and engineered materials are mission-critical, standard equipment on a wide range of military platforms. TM II provides equipment and services that are purchased by the US Department of Defense and military contractors for use by many countries, military forces and governments.

3.3 The Company’s Products

API Electronics’ reputation is that of a preferred supplier of custom replacement parts for critical, fixed-design systems. Such niche products include Varactor tuning diodes, specialty suppressor diodes for the relay market, and custom microelectronic hybrid circuits designed, built and tested to customer specifications. API Electronics also manufactures power and small-signal transistors, silicon rectifiers, zener diodes, high-voltage diodes, and resistor/capacitor networks. All microelectronic products are manufactured using semiconductor, hybrid, and surface-mount technologies or a combination. All methods and processes are controlled and monitored by API’s Quality Assurance programs.

Applications for API Electronics’ semiconductor products include: Telecommunications, Aerospace, Military Defense Systems, Automated Test Equipment, Computing Equipment, Medical Equipment, Robotics, Instrumentation and Automotive Systems. API currently serves a broad group of customers with products and services falling into four main categories: Hybrid Circuit, Power and Small-Signal Transistor, Varactor Tuning Diode and Value-Added Distribution. API’s products facilitate the power supply in end products such as missiles, the space shuttle, F-15 and F-16 fighter planes and B-1 bombers.

Filtran Limited was the first transformer manufacturer in Canada to produce surface mount devices (SMD’s). Millions of these are in use all over the world. Because of the coplanarity requirements of SMD’s the Company has invested in automated equipment to solder these under a blanket of dry nitrogen.

The main demand today for the Filtran Group’s filters is in the ferrite core transformers for ADSL application by the telecommunications industry. By late 2002, inventory levels of this product had been exhausted and there was new demand for this product. The growth rate in this area is substantial and the Company expects this demand to continue in the foreseeable future; however, there is no expectation for overall demand in the telecommunications industry to return to 1999 levels. There is a smaller demand for filters in railway switching and signalling systems. The Company believes that Filtran Group is the only company in North America which still designs and builds filters for sale to others.

Filtran Limited and Filtran Inc. have always been custom manufacturers, both building the product to the customer’s print or designing and then building to its specifications. The products include transformers of all kinds from small signal types to large laminated units weighing 50 lb. or more.

Filtran Group builds a wide variety of inductors (chokes) from small signal units up to heavy laminated devices. Filtran also designs and manufactures filters for use by others. Some of these operate at frequencies into the GHz region while others block the ripple from diesel generators delivering several hundred amps at frequencies of a few hundred Hz. Most filters are passive; i.e. they are formed by arrays of inductors and capacitors.

TM II manufactures highly engineered products and systems for defense and aerospace applications. TM II’s advanced electronic, electromechanical systems and engineered materials are mission-critical, standard equipment on a wide range of military platforms. TM II provides equipment and services that are purchased by military contractors for use by many countries, military forces and governments.

TM II supplies the defense sector with naval aircraft landing and launching equipment — including Visual Landing Aids (VLA) and the Stabilized Glide Slope Indicator (SGSI) — flight control and signalling systems, radar systems alteration, data communication and test equipment as well as aircraft ground support equipment. TM II’s SGSI is an electo-hydraulic-optical landing system and designed for use on air capable and amphibious assault ships. Increasing operational readiness will require the Navy to be independent of land-based command centers. Furthermore, political conflicts have led to a reduction of land-bases available in certain foreign countries.

3.4 Trademarks and Patents

API Electronics is not dependent on patents, licenses, industrial contracts, commercial contracts, financial contracts, or new manufacturing processes in such a manner that such dependence would be material to API’s business or profitability.

Filtran Group is not dependent on patents, licenses, industrial contracts, commercial contracts financial contracts, or new manufacturing processes in such a manner that such dependence would be material to Filtran Group’s business or profitability.

TM II is not dependent on patents, licenses, industrial contracts, commercial contracts, financial contracts, or new manufacturing processes in such a manner that such dependence would be material to the company’s business or profitability.

3.5 The Company’s Customers

API Electronics’ principal markets consist of the government and military markets (approximately 70% of revenues), laboratory and commercial equipment, and other replacement parts (approximately 30% of revenues) during the fiscal year ended May 31, 2005. API Electronics’ customers include government agencies, Departments of Defense, and large military contractors such as Honeywell/Allied Signal, BAE Systems Controls, Deutch Relays, Litton Systems and Lockheed-Martin. Other customers include Raytheon, Northrop Grumman Litton, Alcatel, Tektronics, Racal, Ball Aerospace and the Defense Electronic Supply Center.

The breakdown of revenues by industry of end user for the Filtran Group for the year ended May 31, 2005 is as follows (000’s):

High-end Equipment Manufacturers	$1,202,683	20%
Telecommunications Companies	1,022,831	17%
Military and Defense (US and Other)	3,786,792	63%
Total	$6,012,306	100%

Filtran’s Group’s major customers are as follows:

Harris Corporation, R.F. Communications Division	US
TT EMS	US & UK
ADC Telecommunications	US
Alstom Signalling	US & Brazil
Electronics 2000	UK & Europe
General Dynamics	UK & Canada
Electro Arts Ltd.	Canada
Ross Video	Canada

TM II’s revenues were derived 100% from Military and Defense end users for the year ended May 31, 2005 as follows:

US Dept of Defense	$874,978	31%
US Dept of Defense Subcontractors	1,947,533	69%

Total	$2,822,511	100%

3.6 Sales and Marketing

API Electronics’ customers are located primarily in the United States, Canada, Israel, and certain countries that are members of the North Atlantic Treaty Organization. These are the primary markets in which API competes.

The geographical breakdown of revenue for API Electronics for the year ended May 31, 2005 is as follows (000’s):

United States	$3,146,074	85%
Canada	$131,975	3%
United Kingdom	$434,685	12%

Total	$3,712,734	100%

Filtran Group’s customers are located primarily in Canada and the US; however, it sells products to customers in a number of other countries.

The geographical breakdown of revenues for the Filtran Group for the year ended May 31, 2005 is as follows (000’s):

United States	$3,660,633	61%
Canada	704,360	12%
United Kingdom	1,224,778	20%
South America	159,936	3%
Other	262,599	4%

Total	$6,012,306	100%

TM II’s customers are generally the U.S. Department of Defense and U.S. Department of Defense subcontractors.

The geographical breakdown of revenues for TM II for the year ended May 31, 2005 is as follows (000’s):

United States	$2,822,511	100%

New Products

API Electronics, Filtran Group and TM II have not introduced any significant new products or services in the year prior to the date of this Annual Information Form.

Seasonality

API Electronics, Filtran Group and TM II’s s revenues and business are not, in general, seasonal.

Marketing Channels

API Electronics’ marketing channels consist primarily of the use of an in-house sales manager with a sales staff of two persons, and regional agents who act as independent contractors to API Electronics. API Electronics does not use any special sales methods such as instalment sales.

Filtran Group’s principal markets are the United States, United Kingdom and Canada. Filtran Group also sells products in a large number (over 30) of European and Asian countries. Filtran Group sells its products primarily through independent sales representatives and distributors. Over the past five years, Filtran Group has invested in its website, which functions as a sales channel. Filtran Group also is focusing on strengthening its direct sales force. In the fiscal year ended May 31, 2002, Filtran Group hired an experienced internal sales representative and hired a chief engineer in the fourth quarter of the fiscal year ended May 31, 2003. Filtran Group does not use any special sales methods such as instalment sales.

TM II’s principal market is the military/defense industry. The corporation acts as either the Prime Contractor or Subcontractor to this market. Its customers are primarily the US Department of Defense and US Department of Defense Subcontractors.

3.7 The Company’s Facilities

The Company has four manufacturing facilities. The following is the Company’s utilization capacity at each plant as at May 31, 2005:

API Electronics, Inc.	Hauppauge, NY	80%
Filtran Limited	Nepean, Ontario	75%
Filtran Inc.	Ogdensburg, NY	50%
TM II	Bridgeport, CT	90%

The executive offices of the Company and its subsidiary, API Electronics, Inc. are located in leased facilities at 505 University Avenue, Suite 1400, Toronto, Ontario, Canada M5G 1X3.

The Company’s wholly-owned subsidiary, API Electronics, Inc., owns outright, without any major encumbrances, a 15,000 square foot manufacturing facility in Hauppauge, New York. The productive capacity of this manufacturing facility is sufficient to meet its present needs and its needs in the foreseeable future. All of API Electronics’ products are produced at this manufacturing facility, which is located at 375 Rabro Drive, Hauppauge, New York 11788. To the Company’s knowledge there are no environmental issues that may affect the Company’s utilization of the assets located at this manufacturing facility.

The executive office for Filtran Limited is located at 229 Colonnade Road, Nepean, Ontario K2E 7K3. Filtran Limited owns the facility and there are no outstanding mortgages on the property. The facility is approximately 16,000 square feet and it is used to manufacture electronic components comprised primarily of: transformers, filters, inductors and power supplies. Filtran Limited received a Certificate of Approval (Air) from the Ministry of the Environment for atmospheric emissions sources at its facility at 229 Colonnade Road. To the Company’s knowledge, except as generally described above, there are no environmental issues that may affect the Company’s utilization of the assets located at this manufacturing facility. The Company believes that the capacity of this manufacturing facility is sufficient to meet the present needs of Filtran Limited and its needs in the foreseeable future.

The executive office for Filtran Inc. is located at 102 Ford Street, Bldg 5A, Ogdensburg, NY 13669. Filtran Inc. has a lease to own agreement with the City of Ogdensburg for the facility. Filtran Inc. has financed the “purchase” of this facility. As of May 31, the outstanding principal balance on the note evidencing such financing was $33,005. The loan is secured by a mortgage on the property. The facility is approximately 16,500 square feet and it is used to manufacture electronic components comprised primarily of: transformers, filters and inductors. There are no environmental issues at Filtran Inc. that management is aware of and Filtran Inc. believes it complies with existing environmental regulations and meets existing environmental standards. The Company believes that the capacity of this manufacturing facility is sufficient to meet the present needs of Filtran, Inc. and its needs in the foreseeable future.

TM II has leased facilities located at 345 Railroad Avenue, Bridgeport, Connecticut 06604. The plant in Bridgeport is approximately 2,500 square feet and is used primarily for the manufacture of glide slope indicators and stabilized platform systems. The annual rent for this facility is $27,600. There are no environmental issues at TM II’s facilities that management is aware of. The Company believes that these plants are sufficient to meet the present needs of TM II for the foreseeable future.

During the fiscal year ended May 31, 2003, API Electronics upgraded its manufacturing facility in Hauppauge, New York, and has invested more than $400,000 in its building and equipment. As of the date of this Annual Information Form, the Company does not have any other material plans to construct, expand, or improve its facilities or the facilities of its subsidiaries.

3.8 The Company’s Employees

Phillip DeZwirek

Phillip DeZwirek is a director and the Chairman, Chief Executive Officer and Treasurer of the Company. From August 31, 2001 until the end of the 2001 calendar year, Phillip DeZwirek had been a director, Chairman of the Board, Chief Executive Officer, Chief Financial Officer and Treasurer of the Company and was the founder, Chairman and Chief Executive Officer of the Company’s operating subsidiary, API Electronics Inc., since 1978. Phillip DeZwirek has been a director, Chairman of the Board and the Chief Executive Officer of CECO Environmental Corp. since August 1979. Mr. DeZwirek’s principal occupations during the past five years have been serving as Chairman of the Board and Chief Executive Officer of CECO and serving as President of Can-Med Technology, Inc. d/b/a Green Diamond Oil Corp. (since 1990). Mr. DeZwirek has also been involved in private investment activities for the past five years.

Date of Birth: December 5, 1937

Current Outside Business Activities:

Chairman of the Board and Chief Executive Officer of CECO Environmental Corp.

President of Can-Med Technology, Inc. d/b/a Green Diamond Oil Corp.

Thomas W. Mills

On August 31, 2001 Thomas W. Mills became a director and the President and Chief Operating Officer of the Company. Thomas W. Mills is President and Chief Operating Officer of the Company’s wholly-owned subsidiary, API Electronics, Inc. He has worked within the electronics industry since 1967 and has specialized in semiconductors since 1969. His management career has spanned Production Control, Production/Manufacturing, Quality Control/Assurance, Program/Project Operation, and Vice President of Operations. Mr. Mills, who has been with API Electronics, Inc. since 1981, holds an economics degree and has taken courses in Industrial Engineering.

Date of Birth: January 31, 1945

Current Outside Business Activities: None.

Jason DeZwirek

Jason DeZwirek is a director and the Vice-Chairman and Secretary of the Company. From August 31, 2001 until the end of the 2001 calendar year, Jason DeZwirek was a director, Executive Vice President, and Secretary of the Company. Jason DeZwirek has been Vice President and a Director of CECO Environmental Corp. since February 1994 and the Secretary of CECO since February 20, 1998. He also serves as Vice President of Can-Med Technology, Inc. d/b/a Green Diamond Oil Corp. Mr. DeZwirek’s principal occupation since October 1999 has been as Founder and President of Kaboose Inc., a company engaged in the development of on-line interactive educational content. Mr. DeZwirek has also been involved in private investment activities for the past five years.

Date of Birth: September 3, 1970

Current Outside Business Activities:

President of Kaboose Inc.

Vice President, Secretary and Director of CECO Environmental Corp.

Vice President of Can-Med Technology, Inc. d/b/a Green Diamond Oil Corp.

Arnie Markowitz

Arnie Markowitz is General Manager at Filtran Group. Mr Markowitz has over 20 years of specialized experience in sales and marketing of electronic components and corporate management of electrical and electronic component manufacturers. He graduated from New York University in 1981.

From 1981 through 1984 he was employed as an account executive and sales manager for Tec Electronics a data communications equipment manufacturer and distributor in New York. From 1984 through 1987 he was a territory manager for Tritech Electronics / Bittan Associates an electronic component distributor / representative in New Jersey. From 1988 through 1998 he was worldwide sales manager for Sussex Semiconductor a manufacturer of semiconductors in New Jersey and Florida. From 1999 through 2002 he was a principal in and General Manager of Edal Industries a manufacturer of semiconductors and electronic assemblies in East Haven, Connecticut.

Mr. Markowitz joined Filtran Group in October 2002 as Director of New Business Development. He was promoted to General Manager in July 2004 upon the retirement of Ian Bolt.

Date of Birth: October 16, 1958

Current Outside Business Activities: None

Claudio A. Mannarino, B.Comm, C.M.A

Claudio Mannarino is the Chief Financial Officer and Vice President of Finance of the API Electronics Group Corp., with over 10 years of professional accounting and finance experience. He holds a Bachelor of Commerce Degree from the University of Ottawa and is a Certified Management Accountant.

Claudio spent three years as Controller for two divisions of GTC Transcontinental a Canadian publicly traded company on the TSE. After three years in progressive roles at GTC he joined a Project Management Company as a senior accountant, whose role centered on developing long-term business strategies and improving business practices.

In addition to his role at GTC, Claudio started his own business in 1994, which he successfully grew and then sold in 1999.

Claudio joined Filtran in April of 2000. He was later named CFO and VP of Finance for the API Group. His responsibilities include managing the financial reporting function for the API Group, and the finance, human resource and IT departments of the Filtran Group. Claudio has also gained extensive experience in business acquisitions specifically related to due diligence activities and has carried out several initiatives, which have led to significant efficiencies and cost reductions at Filtran.

Date of Birth: April 24, 1970

Current Outside Business Activities: None

Miki Narui, B.A.Sc., P.Eng.

Miki Narui is the Engineering Manager at Filtran, with over thirteen years experience in power electronics, specializing in magnetic component design at Bell Northern Research / Nortel Networks, and later at the Canadian division of Pulse Engineering Ltd as its design center manager.

She graduated from University of Toronto in 1991 with a Bachelor’s degree in Applied Science and Engineering with honours in Electrical Engineering. From 1991 to 1995, she was a Ph.D. candidate and a research and teaching assistant in the Power Systems and Devices Group at the University of Toronto, specializing in the modeling of high power vortex stabilized arc lamps and the accompanying power supplies

Miki Narui joined the Filtran Group in May 2003. As the engineering manager, she is responsible for the development of all varieties of magnetic components and special purpose power supplies from initial quotation stage, to final production run. She supervises a team of four electrical designers, a manufacturing process engineer, a senior power supply designer, a mechanical designer / documentation controller, and a lab technician.

Date of Birth: July 19, 1968

Current Outside Business Activities: None

Jerome Rabinowitz

Jerome Rabinowitz has been the Vice President of Sales and Marketing of the operating subsidiary of the Company since August 31, 2001. He has been Vice President-Sales of API since March 1999. Mr. Rabinowitz has been employed in the electronics industry since 1965 and specialized in the semiconductor sector since 1969. He has held management positions in sales, marketing, purchasing, and inventory control. During 1997 and 1998, he was employed by ACI Electronics, Inc. as a marketing director. From March 1998 to March 1999, he was vice president of sales at Knight Electronics.

Date of Birth: January 15, 1943

Current Outside Business Activities: None

3.9 Manufacturing, Quality Control and Research and Development

During the fiscal year ended May 31, 2003, the API Electronics’ manufacturing facilities and processes received certification under ISO 9001:2000. The corporation is also compliant under 9100:2001 but has not yet received certification. The corporation has obtained MIL-PRF-19500 (QML-19500) and is in the process of obtaining MIL-PRF-38534 (QML-38534) certification. API is listed as a Qualified Source of Supply to the United States Defense Electronics Supply Centers (“DESC’s”). This is in addition to the various microelectronic devices API presently supplies to U.S. DESC’s. The United States Department of Defense regulates certification and qualification requirements of the Defense Electronics Supply Centers, while ISO certifications are granted by independent organizations. ISO certifications are recognized on a worldwide basis.

Filtran Group is ISO 9001-2000 certified, which enables it to design, manufacture and sell electronic components with the ISO 9001-2000 designation. This certification recognizes the product under one of the highest measure of quality standards for electronic components. This certification is an international measure and applies to products world-wide.

TM II’s manufacturing facilities and processes are compliant under ISO 9001:2000 but they have not yet received certification.

Raw materials required by API Electronics’ business consist primarily of silicon wafers. A broad market for silicon wafers exists worldwide, and the prices of silicon wafers have not historically been volatile.

The primary raw materials required by Filtran Group’s business consist of cores, bobbins, wire, lamination, tapes (polyamide, polyfilm, masking, copper, glasscloth, antistatic), epoxy, solder tips, varnish, metal plates, PVC insulation, diodes, and circuit boards. Filtran Group’s purchasing policies require the companies to find alternate sources for materials; however, some materials have a single source supplier due to customer specifications or unique construction requirements. Most of Filtran Group’s raw material suppliers are located in the United States. These materials are readily available. The lead time for ordering manufactured materials has decreased to 4 to 6 weeks from up to 24 months during the technology boom. The prices for these materials are relatively stable.

TM II purchases most of its raw materials on a purchase order basis from a number of vendors. Although TM II tries to have alternative supply sources for all necessary materials, some materials and services have a single source supplier. If any subcontractors or vendors are unable to provide these materials in the future, the relationships with TM II’s customers could be seriously affected and its revenues, financial condition and cash flows could be severely damaged. Although TM II seeks to reduce its dependence on sole and limited source suppliers both for services and for materials, disruption or financial, operational, production or quality assurance difficulties at any of these sources could occur and cause delivery problems.

3.10 Risk Factors

The semiconductor and electronic component industries, including the areas in which API, Filtran Group and TM II do business, are highly competitive. The Company expects intensified competition from existing competitors and new entrants. Competition is based on price, product performance, product availability, quality, reliability and customer service. Even in strong markets, pricing pressures may emerge.

Reliance on Defense Spending

The Company is dependent upon the US defense industry and its military subcontractors for the sale of many of its products. While the US government currently plans increases in defense spending, the actual timing and amount of such increases has been occurring at a rate that has been slower than expected. In addition, changes in appropriations and in the national defense policy and decreases in ongoing defense programs could adversely affect the Company’s performance. Such occurrences are beyond the Company’s control. The effects of defense spending increases are difficult to estimate and subject to many sources of delay.

Risks Related to Complexity of Manufacturing Processes

The Company’s manufacturing processes are highly complex, require advanced and costly equipment and are continuously being modified in an effort to improve yields and product performance. Impurities or other difficulties in the manufacturing process can lower yields. The Company’s operations could be materially adversely affected if production at any of its facilities is interrupted for any reason. The Company may experience manufacturing difficulties in the future.

The Company May Not be Able to Develop New Products to Satisfy Changes in Demand

The industries in which the Company operates are dynamic and constantly evolving. The Company cannot assure investors that it will successfully identify new product opportunities and develop and bring products to market in a timely and cost-effective manner, or that those products or technologies developed by others will not render the Company’s products or technologies obsolete or non-competitive. In addition, to remain competitive the Company must continue to improve manufacturing yields and expand sales. The Company may not be able to accomplish these goals.

Failure to Protect the Company’s Proprietary Technologies or Maintain the Right to Use Certain Technologies May Negatively Affect the Company’s Ability to Compete

The Company relies heavily on its proprietary technologies, which consist partially of drawings, specifications, and processes purchased from others. The Company’s future success and competitive position may depend in part upon its ability to obtain or maintain protection of certain proprietary technologies used in principal products. The Company generally does not have, nor does it generally intend to apply for, patent protection on any aspect of its technology or its business processes or methods. The Company’s reliance upon protection of some of its technology as “trade secrets” will not necessarily protect it from the use by other persons of its technology, or the use by others of technology that is similar or superior to that which is embodied in the Company’s trade secrets. Others may be able independently to duplicate or improve upon the Company’s technology in whole or in part. The Company cannot assure investors that it will be able to maintain the confidentiality of its technology, dissemination of which could have a material adverse effect on its business. In addition, litigation may be necessary to determine the scope and validity of the Company’s proprietary rights. Obtaining or protecting the Company’s proprietary rights may require the Company to defend claims of intellectual property infringement by its competitors. While the Company currently is not engaged as a defendant in intellectual property litigation that it believes will have a material adverse effect on its business, the Company could become subject to lawsuits in which it is alleged that the Company has infringed upon the intellectual property rights of others.

If any such infringements exist, arise or are claimed in the future, the Company may be exposed to substantial liability for damages and may need to obtain licenses from patent owners, discontinue or change its processes or products or expend significant resources to develop or acquire non-infringing technologies. The Company cannot assure investors that it would be successful in such efforts or that such licenses would be available under reasonable terms. The Company’s failure to develop or acquire non-infringing technologies or to obtain licenses on acceptable terms or the occurrence of related litigation itself could have a material adverse effect on the Company’s operating results and financial condition.

The Company Must Commit Resources to Product Production Prior to Receipt of Purchase Commitments and Could Lose Some or All of the Associated Investment

The Company sells many of its products pursuant to purchase orders for current delivery, rather than pursuant to long-term supply contracts. Many of these purchase orders may be revised or cancelled prior to shipment without penalty. As a result, the Company must commit resources to the production of products without any advance purchase commitments from customers. The cancellation or deferral of product orders, the return of previously sold products, or overproduction due to the failure of anticipated orders to materialize, could result in the Company holding excess or obsolete inventory, which could result in inventory write-downs. The Company’s inability to sell products after it has devoted significant resources to them could have an adverse effect on the Company’s business, financial condition and results of operations.

Variability of the Company’s Manufacturing Yields May Affect the Company’s Gross Margins

The Company’s manufacturing yields vary significantly among products, depending on the complexity of a particular integrated circuit’s design and the Company’s experience in manufacturing that type of integrated circuit. In the past, the Company has experienced difficulties in achieving planned yields, which have adversely affected the Company’s gross margins.

The fabrication of integrated circuits is a highly complex and precise process. Problems in the fabrication process can cause a substantial percentage of wafers to be rejected or numerous integrated circuits on each wafer to be non-functional, thereby reducing yields. These difficulties include:

•	defects in masks, which are used to transfer circuit patterns onto the Company’s wafers;

•	impurities in the materials used;

•	contamination of the manufacturing environment; and

•	equipment failure.

The manufacture of filters and transformers is a multi-level process. Each component has dependency on the other. Each raw material must yield consistent results or productivity is adversely affected. The difficulties that may be experienced in this process include:

•	impurities in the materials used;

•	equipment failure; and

•	bottlenecks (product cannot move to the next stage until the previous stage is completed).

The manufacturing process for the stabilized Glide Slope Indicator (SGSI) is a unique process in that it is highly reliant on subcontractors. These units are comprised of four major units, three of which are manufactured by separate manufacturing companies.

The difficulties that may be experienced in this process include:

•	defects in subcontractors components;

•	impurities in the materials used;

•	equipment failure; and

•	reliability of subcontractor.

Because a large portion of the Company’s costs of manufacturing these products are relatively fixed, it is critical for the Company to improve the number of shippable integrated circuits per wafer and increase the production volume of wafers in order to maintain and improve the Company’s results of operations. Yield decreases can result in substantially higher unit costs, which could materially and adversely affect the Company’s operating results and have done so in the past. Moreover, the Company cannot assure investors that it will be able to continue to improve yields in the future or that it will not suffer periodic yield problems, particularly during the early production of new products or introduction of new process technologies. In either case, the Company’s results of operations could be materially and adversely affected.

Risks Related to Supply of Materials and Services

The Company purchases most of its raw materials, including silicon wafers, bobbins, cores, diodes, hydraulic pumps, gyroscopes, stabilized platforms, and electronic transformers on a purchase order basis from a number of vendors. Although the Company tries to have alternative supply sources for all necessary materials, some materials and services have a single source supplier. If any subcontractors or vendors are unable to provide these materials in the future, the relationships with the Company’s customers could be seriously affected and its revenues, financial condition and cash flows could be severely damaged. Although the Company seeks to reduce its dependence on sole and limited source suppliers both for services and for materials, disruption or financial, operational, production or quality assurance difficulties at any of these sources could occur and cause the Company to have problems with the delivery of necessary supplies.

Inventories May Become Obsolete

The life cycles of some of the Company’s products depend heavily upon the life cycles of the end products into which these products are designed. Products with short life cycles require the Company to manage closely its production and inventory levels. Inventory may also become obsolete because of adverse changes in end-market demand. The life cycles for electronic components have been shortening over time at an accelerated pace. The Company may be adversely affected in the future by obsolete or excess inventories which may result from unanticipated changes in the estimated total demand for the Company’s products or the estimated life cycles of the end products into which the Company’s products are designed.

The Company’s International Operations and Sales Expose the Company to Material Risks

The Company expects revenues from foreign markets to continue to represent a portion of total revenues. The Company maintains contracts with entities in the United States, Canada, Europe and certain other countries. There are risks inherent in doing business internationally, including:

•	changes in, or impositions of, legislative or regulatory requirements, including environmental regulations and tax laws in the countries in which the Company sells its products;

•	trade restrictions;

•	local economic conditions;

•	transportation delays;

•	work stoppages;

•	economic and political instability;

•	changes in import/export regulations, tariffs and freight rates;

•	difficulties in collecting receivables and enforcing contracts generally;

•	currency exchange rate fluctuations;

•	possibility of involvement in legal proceedings in a foreign country; and

•	terrorism or insurgencies of some sort.

In addition, the laws of certain foreign countries may not protect the Company’s products or intellectual property rights to the same extent as do US and Canadian laws. Therefore, the risk of piracy of the Company’s technology and products may be greater in these foreign countries. Although the Company has not experienced any material adverse effect on its operating results as a result of these and other factors, the Company cannot assure investors that such factors will not have a material adverse effect on the Company’s financial condition and operating results in the future.

Interruptions, Delays or Cost Increases Affecting the Company’s Materials, Parts, Equipment or Subcontractors May Impair the Company’s Competitive Position.

The Company’s manufacturing operations depend upon obtaining adequate supplies of materials, parts and equipment, including silicon, mold compounds, lead frames, bobbins, cores, diodes, hydraulic pumps, gyroscopes, stabilized platforms, and electronic transformers on a timely basis from third parties. The Company’s results of operations could be adversely affected if it is unable to obtain adequate supplies of materials, parts and equipment in a timely manner, or if the costs of materials, parts or equipment increase significantly. From time to time, suppliers may extend lead times, limit supplies or increase prices due to capacity constraints or other factors. If any such suppliers experience financial difficulties, the Company could be adversely affected. Although the Company generally uses materials, parts and equipment available from multiple suppliers, it has a limited number of suppliers for some materials, parts and equipment. While the Company believes that alternate suppliers for these materials, parts and equipment are available, an interruption or termination of supply sources could materially impair the Company’s operations.

Some of the Company’s products are assembled and tested by third-party subcontractors. The Company does not have any long-term agreements with these subcontractors. As a result, the Company may not have assured control over its product delivery schedules or product quality. Due to the amount of time typically required to qualify assemblers and testers, the Company could experience delays in the shipment of its products if it is forced to find alternative third parties to assemble or test them. Any product delivery delays in the future could have a material adverse effect on the Company’s operating results and financial condition. The Company’s operations and ability to satisfy customer obligations could be adversely affected if its relationships with these subcontractors were disrupted or terminated.

Although the Company seeks to reduce its dependence on its sole and limited source suppliers, disruption or termination of any of these sources could occur, and such disruptions or terminations could harm the Company’s business and operating results. In the event that any of the Company’s subcontractors were to experience financial, operational, production or quality assurance difficulties resulting in a reduction or interruption in supply, its operating results would suffer until alternate subcontractors, if any, became available.

Environmental Liabilities Could Adversely Impact the Company’s Financial Position

United States federal, state and local laws and regulations and federal, provincial and local laws, rules and regulations in Canada, impose various restrictions and controls on the discharge of materials, chemicals and gases used in the Company’s manufacturing processes. In addition, under some laws and regulations, the Company could be held financially responsible for remedial measures if its properties are contaminated or if it sends waste to a landfill or recycling facility that becomes contaminated, even if the Company did not cause the contamination. Also, the Company may be subject to common law claims if it releases substances that damage or harm third parties. Further, future changes in environmental laws or regulations may require additional investments in capital equipment or the implementation of additional compliance programs in the future. Any failure to comply with environmental laws or regulations could subject the Company to serious liabilities, and could have a material adverse effect on its operating results and financial condition.

In the conduct of the Company’s manufacturing operations, it has handled and continues to handle materials that are considered hazardous, toxic or volatile under US federal, state and local laws and Canadian, federal, provincial and local laws, rules and regulations. The risk of accidental release of such materials cannot be completely eliminated. In addition, contaminants may migrate from or within, or through property. These risks may give rise to claims. Where third parties are responsible for contamination, the third parties may not have funds, or make funds available when needed, to pay remediation costs imposed under environmental laws and regulations.

Fluctuations and Changes in Earnings

While API has been in business for approximately 20 years, it has experienced losses in some of its recent financial years, including the fiscal years ended May 31, 1999, 2000, 2002, 2003 and 2004. API may experience significant fluctuations in future quarterly results that may be caused by many factors, including (i) the pace of development of its business; (ii) changes in the level of marketing and other operating expenses to support future growth; (iii) competitive factors; (iv) product obsolescence; (v) availability of adequate supplies; (vi) changes in manufacturing yields; and (vii) general economic conditions.

Dependence on Additional Financing

The Company may require additional financing in order to support expansion, develop new or enhanced services or products, respond to competitive pressures, acquire complementary businesses or technologies, or take advantage of unanticipated opportunities. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions, as well as the business performance of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing under satisfactory terms. If additional financing is raised by the issuance of shares of the Company’s common stock, the Company’s shareholders may suffer dilution. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to take advantage of opportunities, or otherwise respond to competitive pressures and remain in business.

Dependence on Key Personnel

The Company is dependent upon a small number of key personnel. The loss of the services of one or more of such personnel could have a material adverse effect on the Company. The Company’s success will depend in large part on the efforts of these individuals. It is not currently proposed that there will be any long-term employment agreements or key-man insurance in respect of such key personnel. The Company will face intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel.

3.11 Critical Accounting Policies

The Company’s significant accounting policies are fully described in its notes to the consolidated financial statements. Some of API’s accounting policies involve estimates that require management’s judgment in the use of assumptions about matters that are uncertain at the time the estimate is made. Different estimates, with respect to key variables used for the calculations, or changes to estimates, could potentially have a material impact on API’s financial position or results of operations. The development and selection of the critical accounting estimates are described below.

Stock Based Compensation

Effective June 1, 2004, the Company adopted, CICA Handbook Section 3870 – Stock Based Compensation and Other Stock-Based Payments, which requires the fair value method of accounting for stock options. Under this method, API is required to recognize a charge to the income statement based on an option-pricing model for all stock options that were granted and vested in the financial year, with a corresponding credit to Contributed Surplus under the Shareholders’ Equity section of the Balance Sheet. As the Company had been using the settlement based method of accounting for stock options, the pro-forma cost has not been recorded as an expense for the year ended May 31, 2004. The pro-forma cost for the year ended May 31, 2004 of the fair value of stock options granted subsequent to June 1, 2002 was $1.5 million. The cumulative adjustment on June 1, 2004 will increase Contributed Surplus and decrease Retained Earnings by $1.5 million with no net effect on Shareholders’ Equity. The adjustment represents the total compensation expense which would have been recorded had the fair value method been used for stock options granted after June 1, 2002.

Goodwill and Intangible Assets

API accounts for its business acquisitions under the purchase method of accounting. The total cost of an acquisition is allocated to underlying net assets based on their respective estimated fair values. As part of this allocation process, API must identify and attribute values and estimated lives to the intangible assets acquired. Such determinations involve considerable judgment, and often involve the use of significant estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates, and asset lives. These determinations will affect the amount of amortization expense recognized in future periods.

Goodwill is initially recorded when the initial purchase price for an acquisition exceeds the fair value of the net identified tangible and intangible assets acquired. Goodwill is not amortized but rather is periodically assessed for impairment. API performs an annual review or more frequently if circumstances indicate that a potential impairment exists, to determine if the recorded goodwill is impaired.

API also reviews amortizable intangible assets for impairment whenever circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows.

Inventories

Inventories are valued at the lower of cost and net realizable value. Due provision has been made for slow moving and obsolete inventories. As a result of a high rate of technological change management closely monitors the quality and profile of inventories to identify items which may present a risk. Management reviews inventory items on a regular basis which minimizes overall risk. Estimated unrecoverable amounts are charged to earnings in the period in which the risk is identified.

Receivables

Management follows conservative practices in granting trade credit and diligently practices several credit minimizing techniques. Management regularly reviews the entire accounts receivable portfolio and updates, based on most current available information, its estimate of unrecoverable amounts. The amounts form the basis of the Company’s allowance for doubtful accounts.

Accounting for Income Taxes

Significant management judgment is required in determining API’s provisions for income taxes, API’s income tax assets and liabilities, and any valuation allowance recorded against income tax assets. API operates in multiple geographic jurisdictions, and to the extent that API has profits in each jurisdiction, these profits are taxed pursuant to the tax laws of their jurisdiction. In preparing the consolidated financial statements, API is required to estimate its income tax obligations. This process involves estimating the actual tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These temporary differences result in future income tax assets and liabilities, which are recorded on the consolidated balance sheet. API assesses, based on all available evidence, the likelihood that the future income tax assets will be recovered from future taxable income and, to the extent that recovery is not “more likely than not,” a valuation allowance is established. If the valuation allowance is changed in a period, an expense or benefit must be included within the tax provision on the consolidated income statement.

Revenue Recognition

API follows specific guidelines in measuring revenue; however certain judgments affect the application of the policies. Revenue from contracts is recognized using the percentage of completion method. The degree of completion is estimated based on the costs incurred, excluding costs that are not representative of progress to completion as a percentage of total costs anticipated for each contract. Provision is made for losses on contracts in progress when such losses first become known. Revisions in cost and profit estimates, which can be significant, are reflected in the accounting period when the relevant facts are known.

Provisions for warranty claims and other allowances are made based on contract terms and prior experience.

Non-contract revenue is recognized when the risk and title passes to the customer, which is generally upon shipment of the product.

Amortization of Customer Contracts

During fiscal 2004, API changed its accounting policy for the amortization of customer contracts from the straight line basis to a basis which more closely matches the revenue earned from these contracts to the amortization for the year. The effect of this change was a reduction of amortization in 2004 of $135,881. The change was accounted for on a retroactive basis with restatement of the prior year figures. The effect of the change was to increase amortization in the 2003 year by $48,531, the deficit of the 2003 year by $48,531 and reduce the 2004 year deficit by $87,350.

Impairment of Long-Lived Assets

Effective June 1, 2004, API will prospectively adopt the new CICA recommendations for the impairment of long-lived assets. A long-lived asset is an asset that does not meet the definition of a current asset. The new standard requires recognition of an impairment loss when the carrying value of a long-lived asset is not recoverable and exceeds its fair value. Under the new standards, and impairment loss is measured as the amount by which the carrying value of a long-lived asset exceeds its fair value. The new standard is not expected to have any impact on our consolidated financial position or results of operation on adoption.

Financial Instruments

During 2005 and 2004, the Company did not use financial instruments and did not engage in swaps, futures, or hedging contracts, as the Company’s operations would not normally require use of such instruments.

4. SELECTED CONSOLIDATED FINANCIAL INFORMATION

4.1 Annual Information

Unless otherwise specified, all amounts shown represent United States dollars.

Selected consolidated financial information for each of the financial years in the three-year period ending May 31, 2004 is summarized in the following table.

	MAY 31, 2005	MAY 31, 2004	MAY 31, 2003
TOTAL SALES	$12,547,551	$11,278,187	$8,253,541
NET LOSS	(604,394)	(342,394)	(597,546)
PER SHARE (FULLY DILUTED AND BASIC)	(0.24)	(0.15)	(0.34)
TOTAL ASSETS	12,646,328	11,177,184	13,446,690
TOTAL LONG-TERM FINANCIAL LIABILITIES	120,031	174,643	2,931,687
CASH DIVIDENDS PER SHARE
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4.2 Dividends

The Company intends to retain its earnings and does not expect to pay dividends on its common shares in the foreseeable future. The Board of Directors of the Company will review this policy from time to time having regard to the Company’s financial condition, its financing requirements and other factors it considers relevant.

5. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (DESCRIPTION OF CAPITAL STRUCTURE)

Management’s discussion and analysis of the financial condition and results of operations for the financial year ended May 31, 2005 is presented in the Company’s Management’s Discussion and Analysis dated August 25, 2005, which analysis is incorporated by reference herein. As a supplement to the discussion and analysis, please refer to the consolidated financial statements for the years ended May 31, 2005 and May 31, 2004 and to the notes to the consolidated financial statements in the Company’s 2005 Annual Financial Statements, such consolidated statements and such notes being incorporated by reference herein.

6. MARKET FOR THE NEGOTIATION OF SECURITIES

6.1 Trading place and Volume

The common shares of the Company are listed and posted for trading on the Over-the-Counter Bulletin Board and are traded under the symbol AEGCF.

7. LEGAL PROCEEDINGS

7.1 Suits or Litigation

As of the date hereof, and to the best of its knowledge, the Company is not subject to any material legal proceedings.

8. INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

8.1 Interests of Management and others in Material Transactions

No “insider” of the Company, as defined in the Securities Act (Ontario), or associate or affiliate thereof, has any material interest in any transaction completed since the commencement of the Company’s financial year-ended May 31, 2005 or in any proposed transaction which has materially affected or will materially affect the Company.

9. DIRECTORS AND EXECUTIVE OFFICERS

9.1 Name, Address, Occupation and Security Holding

Name, Municipality of Residence and Position(s) held with the Company(1)	Principal Occupations During the Past Five Years	Director Since	Number of Company Shares Controlled(1)
Thomas W. Mills Long Island, N.Y. USA President and Director	President and Chief Operating Officer of API Electronics Inc. since 1981.	August, 2001	32,825

Phillip DeZwirek Toronto, Ontario Canada Chairman, Treasurer and Director	Chairman and Chief Executive Officer of API Electronics Inc. since 1978; Chairman, Chief Executive Officer and Director of CECO Environmental Corp. since August 1979; President of Can-Med Technology, Inc. d/b/a Green Diamond Corp. since 1990. Member of the Company’s Audit Committee.	August, 2001	380,585	(2)

Jason DeZwirek Toronto, Ontario Canada Vice-Chairman, Secretary and Director	Vice President and Director of CECO Environmental Corp. since February, 1994 and Secretary of CECO Environmental Corp. since February 20, 1998. Since October 1999 has been as Founder and President of Kaboose Inc., a company engaged in the development of interactive educational content. Member of the Company’s Audit Committee.	August, 2001	348,089	(3)

Notes:

(1)	The information as to country of residence, principal occupation and number of Common Shares beneficially owned by the nominees (directly or indirectly or over which control or discretion is exercised) is not within the knowledge of management of the Company and has been furnished by the respective individual.
(2)	Phillip DeZwirek’s holdings reflect 130,589 Common Shares owned by Can-Med Technology Inc. Of all the issued and outstanding shares of Can-Med Technology Inc., 50.1% are owned by Icarus Investment Corp. Icarus Investment Corp. is in turn owned 50% by Phillip DeZwirek. Additionally, Phillip DeZwirek controls Technapower Industries Corporation, which itself holds 16,496 Common Shares.
(3)	Jason DeZwirek’s holdings reflect 130,589 Common Shares owned by Can-Med Technology Inc. Of all the issued and outstanding shares of Can-Med Technology Inc., 50.1% are owned by Icarus Investment Corp. Icarus Investment Corp. is in turn owned 50% by Jason DeZwirek.

9.2 Conflicts of Interest

The Company is not aware of any existing or potential material conflicts of interest between the Company and a director or officer of the Company.

10. TRANSFER AGENTS AND REGISTRARS

10.1 Transfer Agents and Registrars

Equity Transfer Services Inc. serves as the Company’s transfer Agent and Registrar and their offices are located at Suite 420, 120 Adelaide Street West, Toronto ON M5H 4C3.

11. MATERIAL CONTRACTS

11.1 Material Contracts

The following table summarizes each material contract, other than contracts entered into in the ordinary course of business, to which the Company or any member of the Company’s group is a party, for the fiscal year ended May 31, 2005:

Date	Parties	Type	Terms and Conditions	Consideration
June 1, 2003	The Company and Can-Med Technology (d/b/a Green Diamond Corp.)	Management Services Agreement	Agreement whereby Green Diamond Corp. will provide rental of premises, office equipment and supplies, telecommunications, personnel and management services.	$183,364 annual fees in 2005

March 23, 2004	The Company and Islip Transformer & Metal Co. Inc.	Asset Purchase Agreement	Agreement whereby the Company acquired machinery and equipment and inventory of Islip Transformer & Metal Co. Inc.	$50,000 in cash plus 10% of the amount of confirmed orders